UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EVOLV TECHNOLOGIES HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39417
(State or other jurisdiction of incorporation)	(Commission file number)

500 Totten Pond Road, 4th Floor Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip code)

Peter George

Chief Executive Officer

(781) 374-8063

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Evolv Technologies Holdings, Inc. (“Evolv”) has undertaken efforts to determine its conflict minerals reporting obligations for the period from January 1 to December 31, 2023.

A copy of the Conflict Minerals Report of Evolv for the reporting period January 1 to December 31, 2023 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also publicly available at Evolv’s website at https://ir.evolvtechnology.com/sec-filings/all-sec-filings.

Item 1.02. Exhibit.

Evolv has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 - Exhibits

Item 3.01. Exhibits.

The following exhibit is filed as part of this report on Form SD.

Exhibit Number	Description of Document

1.01	Evolv Technologies Holdings, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EVOLV TECHNOLOGIES HOLDINGS, INC.

Dated: May 31, 2024	By:	/s/ Peter George
	Name:	Peter George
	Title:	Chief Executive Officer